

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Kailas Agrawal
Chief Financial Officer
PARTS iD, Inc.
1 Corporate Drive, Suite C
Cranbury, New Jersey 08512

Re: **PARTS iD, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 14, 2022
File No. 001-38296

Dear Kailas Agrawal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services